FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of October 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

Willie Jacobsz
Tel: 018 781 8861
Mobile +(857) 241 7127

Email:
willie.jacobsz@gfexpl.com

GOLD FIELDS TO RELEASE
Q1F2009 RESULTS ON 29 OCTOBER 2008

Johannesburg, 17 October 2008. Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) will publish its results for the September 2008 quarter on the company's website www.goldfields.co.za at 08:00 am (SA time) on Wednesday, 29 October 2008. A telephone conference call has been scheduled at the times indicated below:

For Johannesburg: 16:30
For United Kingdom: 14:30 hours GMT
For Europe: 15:30 hours, European time
For North America: 10:30 a.m., Eastern time

DIAL IN NUMBERS		
Country	**Toll Number**	**Toll-free Number**
South Africa	011 535-3600	0 800 200-648
USA	1 412 858-4600	1 800 860-2442
Australia		1 800 350-100
United Kingdom		0 800 917-7042
Canada		1 866 519-5086

Ask for Gold Fields call

A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 2541#
(Available for seven days)

South Africa & Other: + 27 11 305 2030
USA: 1 412 317 0088
United Kingdom: 0808 234 6771
Australia: 1 800 091 250

Investor Relations contacts:
Willie Jacobsz   Phone: 1 508 358 0188   wjacobsz@ gfexpl.com
Francie Whitley   Phone: 27 11 644 2505   franciew@goldfields.co.za

ends

Directors: A J Wright (Chairman), N J Holland[†] (Chief Executive Officer), K Ansah, J G Hopwood, G Marcus, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Ghanaian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 16 October 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs